INVESTORS CAPITAL HOLDINGS, LTD. 401(k) PROFIT SHARING PLAN

PRE-ELECTION STATEMENT REGARDING SPECIAL INVESTMENT IN

THE INVESTORS CAPITAL UNITIZED STOCK FUND

You are receiving this pre-election statement because you are a participant in the Investors Capital Holdings, Ltd. 401(k) Profit Sharing Plan (the “Plan”), which is sponsored by Investor’s Capital Holdings, Ltd. (“ICH”).  One of the investment alternatives offered to you as a participant in the Plan is the Investors Capital Unitized Stock Fund (the “Common Stock Fund”).  When a Plan participant elects to invest all or a portion of his or her Plan balance in the Common Stock Fund, Wilmington Trust Retirement and Institutional Services Company, as the Non-Discretionary Corporate Trustee of the Plan (the “Trustee”) normally allocates shares of ICH common stock, $0.01 par value (“Common Stock”), to the Common Stock Fund at the then-current market price, using either shares purchased in the open market or shares held by the trustee, but not yet allocated to the Common Stock Fund.  For a more complete description of the terms and conditions of the investment in Common Stock through the Fund, please refer to the Investors Capital Holdings Ltd. 401(k) Profit Sharing Plan prospectus.  Additional copies of the prospectus are available from ICH upon request by calling Terry Erickson at 800-949-1422 ext. 4713.

Certain stockholders of ICH (the “Selling Stockholders”) are currently engaged in a public offering of Common Stock (the “Public Offering”).  The Public Offering is being underwritten by Investors Capital Corp. (“ICC”) on a best efforts basis.  The shares of Common Stock sold in the Public Offering will be sold at a price to be agreed to by ICC, Sterne, Agee & Leach, Inc., acting as qualified independent underwriter under FINRA Rule 5121 and the Selling Stockholders (the “Public Offering Price”).

In connection with the Public Offering, it is expected that the Trustee will be offered an opportunity to acquire for the Common Stock Fund up to 150,000 shares of Common Stock at the Public Offering Price.  The shares acquired by the Trustee in the Public Offering would be allocated to the accounts of those Plan Participants who make the election (the “Special Election”) to have funds in their Vanguard Prime Money Market Account (“Money Market Account”) transferred into the Common Stock Fund to fund the purchase by the Trustee of Common Stock in the Public Offering.

The Public Offering Price has not yet been established, and no orders to purchase interests in the Common Stock Fund in connection with the Offering will be solicited or accepted from Plan participants prior to the filing and distribution of a final prospectus disclosing the Public Offering Price.  It is currently estimated that the Public Offering Price will be established and the priced prospectus filed and distributed in mid-July, 2011.  At such time, ICC will distribute to Plan participants a notice containing, among other things, the Public Offering Price and a form (the “Special Election Form”) by which Plan participants may order the purchase of interests in the Common Stock Fund in connection with the Offering.   In such event, you will be solely responsible for ensuring that, no later than a date to be specified in the Special Election Form, the balance in your Money Market Account equals or exceeds the amount of funds (if any) that you then order to be transferred to the Common Stock Fund for the purchase by the Trustee of Common Stock in the Public Offering.

By executing and returning the Special Election Form, you will instruct the Trustee to transfer all (or a lesser portion designated by you) of your Money Market Account balance to the Common Stock Fund upon the closing of the Public Offering.  The Trustee will use most of the amounts transferred to the Common Stock pursuant to the Special Election to purchase Common Stock in the Public Offering.  The remainder will be held in cash or in money market fund shares, in order to maintain the liquidity of the Common Stock Fund.  The number of units in the Common Stock Fund that you receive as a result of making the Special Election will be determined by dividing the dollar amount you elect to transfer by the unit price.  The unit price will be based on the Public Offering Price, but will not precisely equal the Public Offering price due to the fact that a unit in the Common Stock Fund represents an interest in a combination of Common Stock, money market fund shares and cash.

Amounts transferred to the Common Stock Fund pursuant to the Special Election will be deducted from your Money Market Account pursuant to the Participant Investment procedures adopted by the Plan Administrator.

•        If no instructions are received from you by a date to be specified in the Special Election Form, NO transfer of funds to the Common Stock Fund will be made on your behalf and none of your Money Market Account balance will be used by the Trustee to purchase Common Stock in the Public Offering.

•        If you provide instructions to transfer an amount to the Common Stock Fund that exceeds the assets available in your Money Market Account to be transferred to the Common Stock Fund, the Trustee will reduce the amount transferred to the Common Stock Fund pursuant to this Special Election Form to the amount of the available assets in your Money Market Account.

•        If the aggregate amount that all Plan participants elect to transfer to the Common Stock Fund pursuant to the Special Election exceeds the amount of Common Stock the Trustee is able to purchase in the Public Offering, then (i) the Trustee will purchase the maximum amount of Common Stock possible in the Public Offering, (ii) the number of units in the Common Stock Fund received by each Plan Participant making the Special Election will be reduced on a pro rata basis in proportion to the amount each Plan participant elected to transfer in the Special Election, and (iii) the amount of Plan assets transferred into the Common Stock Fund by each participant pursuant to the Special Election will be reduced accordingly.

•        Please note that the Public Offering Price has not been determined at this time.  The Trustee will not be offered the opportunity to purchase shares in the Public Offering if the Public Offering Price is greater than the closing price of the Common Stock on the day that the Public Offering Price is established.

•        In the event that the Public Offering is not consummated by a date to be specified in the Special Election Form, no transfers will be made to the Common Stock Fund pursuant to the Special Election.

ICH has filed a registration statement (including a preliminary prospectus supplement) with the SEC for the Public Offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents ICH has filed with the SEC for more complete information about ICH and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1001871/000100187111000021/sec_424b3.htm

Alternatively, ICC will arrange to send you the prospectus if you request it from  Terry Erickson at 800-949-1422 ext. 4713